LAW OFFICES
SHEFSKY & FROELICH LTD.                                        DENNIS B. O'BOYLE

444 NORTH MICHIGAN AVENUE                                 Direct: (312) 836-4016
CHICAGO, ILLINOIS 60611                                Facsimile: (312) 527-3194
                                                  E-mail: doboyle@shefskylaw.com
TELEPHONE     (312) 527-4000
FACSIMILE     (312) 527-5921
E-MAIL        sfltd@shefskylaw.com




                                                                9188-10020
                                December 30, 2003


VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE: UNIVERSAL AUTOMOTIVE INDUSTRIES, INC. - REGISTRATION STATEMENT ON FORM S-3
                  FILE NO. 333-108177

Ladies and Gentlemen:

         On behalf of Universal Automotive Industries, Inc. (the "Company"), we are requesting withdrawal of the above referenced registration statement originally filed with the Securities and Exchange Commission on August 22, 2003. The reason for this request is that the Company wishes to register additional shares of its common stock for resale by holders of certain convertible promissory notes, which promissory notes were issued after the filing of the original registration statement on August 22, 2003. The staff has informed us that we are unable to include the resale of shares pursuant to conversion of such new notes under the old registration statement. As a result, we are withdrawing registration statement number 333-108177 and refiling a new registration statement substantively identical to the old registration statement which includes all shares to be sold by holders of certain convertible promissory notes, among other shares, all of which convertible promissory notes were issued prior to the filing of this new registration statement.

         None of the securities which were the subject of the above referenced Form S-3 registration statement were sold.

                                                     Very truly yours,

                                                     SHEFSKY & FROELICH LTD.

                                                     /s/ Dennis B. O'Boyle

                                                     Dennis B. O'Boyle